(Stanley-Martin Communities, LLC Letterhead)
March 28, 2006
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Stanley-Martin Communities, LLC
Amendment No. 1 to Form S-4 Filed March 28, 2006
Registration No. 333-130488
Dear Ms. Long:
     This letter is in response to your comment letter dated January 13, 2006. We have set forth each of your comments followed by the company’s response.
General
1.	Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.
     A copy of the requested letter is being provided to you supplementally.
2.	Please obtain separate file and CIK numbers for those entities listed in the table of additional registrants.
     We have obtained separate file and CIK numbers for the entities listed in the table of additional registrants.
3.	To the extent additional subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements, and the signature pages accordingly.

     To the extent additional subsidiaries come into existence and are made guarantors on the notes prior to the expiration of our exchange offer, we will update the registration statement as you have indicated.
Forward-Looking Statements, page ii
4.	Please relocate this section to follow the Risk Factors.
     We have relocated this section as requested.
5.	Please remove the word “will” from the list of forward-looking terminology in the first sentence of this section.
     We have revised the first sentence of this section as requested.
6.	Refer to your statement that you “do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.” Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3)(iii) of
Regulation S-K.
     We confirm that we are aware of our responsibility to make full and prompt disclosure of material facts as addressed in your comment.
Summary, page 1
7.	We note your summary contains a lengthy description of the company’s business, business strengths and business strategy. Further, we note that some of the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. If you want to highlight key aspects of your business strategy and competitive strengths, list these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.
     We have revised our summary in response to this Staff comment.

Competitive Strengths, page 1
8.	Ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.
     We have revised our summary in response to comment 7 and have eliminated the discussion of competitive strengths in the summary.
Resale, page 6
9.	Please specify the conditions a holder must satisfy in order to resell the notes in reliance upon the SEC staff position.
     We have revised this section in response to this Staff comment.
Risk Factors Relating to the Notes, page 10
10.	Because of the similar nature of the risks presented in the risk factors titled “Your right to receive payments on the Notes is junior...,” “Holders of secured debt would be paid first...,” and “The Notes will be effectively subordinated to all indebtedness...” consider consolidating them under one heading or supplementally differentiating them.
     We have deleted the risk factor beginning “[H]olders of secured debt would be paid first...” With respect to the other two risk factors addressed in your comment, we have revised the risk factor on page 7 commencing “[T]he Notes will be effectively subordinated to all indebtedness...” to distinguish this risk from the one addressed earlier.
11.	The following risk factors appear to be generic in nature and equally applicable to all businesses. For instance, since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Please revise to explain how the following specifically apply to you or delete them:
•	“We depend on the services of certain key management and other personnel...”
•	“Future terrorist attacks against the United States...”
     We have deleted the risk factor related to key management and other personnel and revised the second risk factor identified in this Staff comment.
To service our indebtedness, we will require significant amounts of cash... page 10
12.	Please quantify your annual debt service costs.
     We have revised our disclosure on page 6.

Selected Historical Financial Statements, page 20
13.	We note that you present cash flows from operating activities. Please revise to also present cash flows from investing and financing activities. Refer to FRP Section 202.03.
     We have removed cash flows from operating activities in response to this Staff comment.
Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 22
14.	Please disclose the reasons for the homebuilding revenue decrease in the fourth quarter 2005 compared to the final quarter 2004. Additionally, please explain what you mean by an “even-flow production model.”
     We have revised our disclosure in our Management’s Discussion and Analysis to discuss our year-end results. We revised our disclosure on page 26 to explain our “even-flow production model.”
15.	Please elaborate on how adverse weather conditions in the later half of 2003 impacted your results of operations.
     We have revised our disclosure in our Management’s Discussion and Analysis to discuss our year-end results. Adverse weather did not have a material impact on the annual periods presented in the revised Management’s Discussion and Analysis. Accordingly, the discussion of the impact of adverse weather has been removed.
16.	Where possible, please avoid repetition between your highlights and trends on page 24 and your narrative discussion that begins on page 29. We believe that this will make it easier for your readers to understand your results. Refer to our Release 33-8350.
     We have revised our disclosure by deleting the highlights and trends, and instead of have expanded our narrative discussion of our results beginning on page 23.
17.	Please provide some additional insight into the drivers behind changes in your financial services revenues. For example, you may wish to quantify contributing factors such as the number of loans originated, the average dollar amount of your loans, and the average interest spread between the amounts that you charge home buyers for the loans you originate and the amounts you pay on your mortgage warehouse facility. We believe that this type of information will provide your investors with better insight into your mortgage business.
     We have revised our disclosure on page 23 in response to this Staff comment.
18.	When you list multiple factors that contributed to a change in your results, please quantify the impact of each factor, where possible. In this regard, we note your explanations for selling, general and administrative expenses for the nine months ended September 30, 2005 and 2004, and the years ended December 31, 2004, 2003, and 2002.
     We have revised our disclosure on pages 24, 25 and 26 in response to this Staff comment.
19.	Please revise your analysis of results of operations for all periods presented to also analyze your measure of segmental profit or loss, or all components that comprise this measure, on a segment basis. We assume from the disclosures in Note 10 that your measure of segmental profit or loss is net income; however, your current MD&A analysis does not address items below the level of operating income. Refer to Item 303(a) of Regulation S-K and Release 33-8350.
     We have revised our discussion to provide an analysis of all components that comprise net income on a segment basis.
Liquidity and Capital Resources, page 31
20.	The figures regarding your expected purchases in the final quarter of 2005 and the first quarter of 2006 conflict with the figures presented on page 25. Please reconcile.
     We have revised our disclosure and now provide the information regarding our purchases in the final quarter of 2005 and the first quarter of 2006 on page 26.
21.	Please quantify the substantial obligation of Neighborhood Holdings to make distribution payments to its Class A members.
     We have revised the disclosure on page 27 in response to this Staff comment.
Business, page 39
Competitive Strengths, page 39
22.	We note your statement that you “...are recognized as “Washington’s Hometown Builder™.” Please disclose who has granted this recognition, who owns the trademark “Washington’s Hometown Builder” and the significance of this recognition.
We have removed all references in the prospectus to “Washington’s Hometown Builder.”
Operational Excellence, page 40
23.	Please explain what you mean by the statement that you are a “metrics” driven company. Disclose the metrics by which you evaluate your results.
We have revised the prospectus to eliminate the use of the phrase “metrics driven.”
Competition, page 51

24.	Please disclose your percentage of the homebuilding market(s) in which you compete.
     We have revised our discussion on page 36 in response to this Staff comment.
Government Regulation and Environmental Matters, page 52
25.	Please disclose whether, and how, you have been impacted by “slow-growth” or “no-growth” initiatives.
     We have revised our discussion on page 49 to address the immaterial impact of “slow-growth” and “no-growth” initiatives.
Certain Relationships and Related Transactions, page 57
26.	Please state whether you believe that the transactions described in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.
     We have revised this section as requested.
Expiration of the exchange offer; Extensions; Amendments, page 60
27.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).
     We have revised the prospectus to indicate that the offer will remain open until 12:00 midnight Eastern time. We confirm that the offer will remain open at least through 12:00 midnight Eastern time on the twentieth business day.
28.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
     We confirm that the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus as discussed in this comment.
Conditions, page 60
29.	Please specify the representations that are to be made to satisfy the conditions of the offer. Please also disclose whether you can waive these conditions.
     We have revised the prospectus on pages 58 and 59 as requested.

30.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
     We have revised the prospectus on page 59 as requested.
31.	Please tell us the meaning of the last paragraph in this section since you have filed the registration statement to allow secondary resales.
     We have deleted the last paragraph in this section.
Procedures for tendering, page 61
32.	We note disclosure that you will return old notes not properly tendered as soon as practicable following the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer. Please revise here and in the Withdrawal of tenders section, as necessary.
     We have revised the prospectus on pages 59 and 61 as requested.
Description of Certain Indebtedness, page 67
33.	Please disclose the actual material financial covenants that are in effect under the senior secured credit facility from time to time throughout the term of the exchange notes, since a default under the credit agreement could lead to a default under the Indenture.
     We have revised the prospectus on page 65 as requested.
Certain Definitions, page 97
34.	Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to: Board of Directors, GAAP, Government Securities, and Investments.
     We have revised the prospectus in accordance with this Staff comment.
Legal Matters, page 123
35.	Please specify the legal matters upon which Arent Fox will opine.
     We have revised the prospectus to indicate that Arent Fox will be opining as to the validity of the notes and guarantees.

Consolidated and Combined Financial Statements
Consolidated and Combined Statements of Cash Flows, page F-6
36.	We note your supplemental disclosure of cash paid for interest, net of capitalized interest. It is unclear to us that your cash paid for interest equals the amount of interest incurred in each period. Please advise or revise your footnotes to provide all of the disclosures required by paragraph 21 of SFAS 34.
     We have revised the disclosures on page F-6 to clarify the amount of interest capitalized compared to the interest incurred in each period. Amounts disclosed in footnote 2 to the consolidated and combined financial statements comprise all interest costs capitalized by the Company for each period presented. An insignificant amount of interest expense unrelated to homebuilding activities is included in ‘other income, net’ on the consolidated and combined statement of operations.
Note 1 — Summary of Significant Accounting Policies, page F-7
Background and Principles of Combination, F-7
37.	We read that you liquidated your 51% interest in Heritage Title Agency, LLC in January 2005 and that you subsequently acquired a 51% interest in First Excel Title, LLC. We have the following comments:
•	Please tell us why you sold your interest in Heritage Title.
•	Please tell us how you accounted for these transactions, and quantify any gain or loss on your sale of Heritage Title.
•	Tell us to whom you sold your interest in Heritage Title, from whom you acquired your interest in First Excel Title, and whether these parties are related to each other.
•	Please describe to us, and quantify, each of your intangible assets. We assume, at a minimum, that you have the acquired title plant of First Excel Title, and it is also unclear whether you recorded goodwill related to that acquisition. Please revise your footnotes to provide the disclosures required by SFAS 142, or tell us why you do not think those disclosures are necessary.
     We did not sell our 51% interest in Heritage Title Agency, LLC. The entity was liquidated and the net assets (cash) were distributed to its members. Accordingly, there was no gain or loss from this transaction. The entity terminated business operations and liquidated as a business decision was made to do so. First Excel Title, LLC was formed in January 2005 with capital contributions from the Company (51% interest) and an unrelated party (49% interest). Accordingly, SFAS 142 is not applicable.
     The disclosure in footnote 1 beginning on page F-7 has been revised in response to the Staff’s comment.
Revenue Recognition, page F-8

38.	Based on your disclosures, it appears that you retain some of the risks and rewards of ownership related to your mortgage loans receivable after those receivables have been sold to George Mason Mortgage, LLC. In this regard, we read that you receive interest income from George Mason Mortgage on those receivables until the time they are sold by George Mason Mortgage to a permanent investor. We also read that you remain jointly and severally liable for amounts outstanding under the mortgage warehouse facility that is used to fund the mortgage loans until the receivables are sold by George Mason Mortgage to a permanent investor, and that you are charged interest expense on such outstanding amounts under the mortgage warehouse facility by your lender. Please tell us how you determined that your transactions with George Mason Mortgage should be accounted for as a sale of your mortgage loans receivable and the extinguishment of your related liability for the mortgage warehouse facility, and tell us the accounting guidance that you relied upon. Also tell us any circumstances under which you may be required to repurchase loans you have sold to George Mason Mortgage. Please revise your disclosures to clarify these issues.
     We have revised the disclosure with respect to the sale of mortgage loans by our subsidiary, Heritage Mortgage, to George Mason Mortgage. In particular, we have revised the text to make clear that:
•	Heritage Mortgage sells to George Mason Mortgage all mortgage loans that it originates on the date the loans are settled with the mortgage borrower. The price at which the mortgage loans will be sold to George Mason Mortgage is fixed as of the date Heritage Mortgage enters into a rate lock commitment with the borrower and is not subject to fluctuations based on changes in market conditions.

•	Heritage Mortgage has an arrangement whereby it receives additional consideration on the loans sold to George Mason Mortgage calculated as the difference between the interest earned by George Mason Mortgage on the purchased loans prior to sale to another investor and an agreed upon variable interest factor.

•	Heritage Mortgage accounts for these sales of mortgage loans to George Mason Mortgage pursuant to SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities because the mortgage loans have been legally isolated from Heritage Mortgage; Heritage Mortgage has no ability to restrict or constrain the ability of George Mason Mortgage to pledge or exchange the mortgage loans; and Heritage Mortgage does not have the entitlement or ability to repurchase the mortgage loans or unilaterally cause George Mason Mortgage to put the mortgage loans back to Heritage Mortgage.

•	George Mason Mortgage is the principal borrower under the $10 million warehouse facility with Cardinal Bank, and Heritage Mortgage is jointly and severally liable with George Mason Mortgage for the obligations under the warehouse facility as an accommodation party (which in this case is equivalent to a guarantor). Accordingly, Heritage Mortgage bears no interest cost nor has any outstanding borrowings on the warehouse facility because ownership of the originated mortgage loans is transferred to George Mason Mortgage concurrent with Heritage Mortgage’s closing of the loans with the borrowers.
     We have obtained an opinion of counsel that the sale of the mortgage notes by Heritage Mortgage to George Mason Mortgage is a “true sale,” and we are providing a copy of this opinion as supplemental material.
39.	We note from the description of your business on page 50 that you sometimes use sales incentives. Please provide your accounting policy for such sales incentives.
     The use of sales incentives is insignificant to the Company’s operations and financial statements. Accordingly, we have removed this disclosure.
Warranty and Product Liability Accruals, page F-9
40.	Please revise to clarify, if true, that you accrue for warranty and product liabilities when it is probable that you have incurred a liability and the amount can be reasonably estimated.
     The disclosure on page F-9 has been revised in response to the Staff ‘s comment.
Note 3 — Combination Under FIN 46R (unaudited), page F-10
41.	We assume that the VIE you have consolidated as of September 30, 2005 is Spriggs Neighborhoods, LLC. Please confirm our assumption. Please provide us with a more detailed explanation of how you determined that this entity, or your land purchase agreement with this entity, constituted a VIE and how you determined that you were the primary beneficiary of such a VIE. Also tell us if your purchase of this land closed in December 2005 as you had expected.
     Spriggs Neighborhoods, LLC is the VIE consolidated by the Company. The Company and the VIE are under common control and the Company has a fixed price purchase contract to acquire all the assets of the VIE. Due to the related party relationships and the terms of the land purchase agreement the Company was determined to be the primary beneficiary in accordance with the guidance in FIN 46R and FSP FIN 46(R)-5. The Company acquired Spriggs Neighborhood, LLC on December 31, 2005. Accordingly, this land and associated debt is included in Real Estate Inventory and Debt at December 31, 2005 and is no longer recorded as “Real Estate Inventory not Owned” and “Liabilities Related to Real Estate Inventory not Owner”, respectively.
42.	Aside from the VIE discussed above, we note that you determined that none of your lot option contracts qualified for consolidation under FIN 46R. Please provide us with more insight into why this is true. If you generally structure your lot option contracts in a certain manner that results in your not consolidating these VIE’s, please clarify that fact. Also, please provide us with an example of a lot option contracts terms and explain how you determined that it did not need to be consolidated under FIN 46R.

     We believe our lot option contracts are consistent with those used in the homebuilding industry. Our lot option contracts represent a variable interest in entities that qualify as a VIE. Our variable interests have not required consolidation of the VIE due to one or more of the following factors: 1) the non-refundable deposit is insignificant and we will not absorb a majority of the VIE’s expected losses, 2) the lot option contract is with an individual and therefore outside the scope of FIN 46R and; 3) the lot option contract relates to less than 50% of the fair value of the assets held by the VIE (i.e., a large track of land being developed into finished building lots and multiple other parties have lot option contracts on selected assets). The guidance in FIN46R paragraphs 12 and 13 was applied in situation number 3.
Note 10 — Segment Reporting, page F-14
43.	It appears that your measure of segmental profit or loss is net income. Please revise your introductory narrative to explain your policy for allocation of centrally incurred costs that are part of this measure. Specifically, it is unclear from your current disclosure how you have allocated selling, general and administrative expenses and other income, net. Refer to paragraph 31(b) of SFAS 131.
     Our operating segments consist of our homebuilding subsidiaries and our mortgage banking and title company subsidiaries. Each of these segments operates as a separate business, and no services are provided by any one segment to another. Accordingly, there are no centrally incurred costs that are allocated among our operating segments. We have revised the disclosure in footnote 9 on Page F-13 to clarify this.
44.	Please revise your caption “interest income, net” to the caption used on the face of your operations statement, which appears to be “financial services interest income, net”. Please separately disclose any other interest income or interest expense in accordance with paragraph 27 of SFAS 131.
     Financial services ‘interest income’ represents a component of the consideration paid to Heritage Mortgage by George Mason Mortgage upon sale of mortgage loans. Accordingly, these amounts have been reclassified to reflect them as a component of financial services revenue based upon the correlation of these amounts to the loan sale activities described in our response to comment 38.
     We have evaluated the impact of the reclassification described above using the guidance in Staff Accounting Bulletin 99. We do not believe that the reclassification represents a material change in any operating results or trends nor does it impact the basis on which management’s compensation is based. Additionally, Heritage Mortgage is not a guarantor subsidiary required to perform under the senior subordinated notes indenture. As a result, we do not believe that the reclassification is material to the financial statements.
     An insignificant amount of interest income has been recorded as a component of ‘other income, net’ on the consolidated and combined statement of operations.
Note 11 — Supplemental Guarantor and Non-Guarantor Information, page F-16
45.	We read that each Guarantor Subsidiary is wholly owned by you. Please revise to clarify, if true, that each Guarantor Subsidiary, and the co-issuer subsidiary, is 100% owned by you. Refer to Article 3-10(i)(8)(i) of Regulation S-X.

     We have revised the disclosure beginning on page F-14 in response to this Staff comment.
46.	Please revise to present Stanley-Martin Financing Corp., the co-issuer of your senior subordinated notes, in a separate column in your condensed consolidated financial statements. Refer to note 3 to Article 3-10(d) of Regulation S-X.
     The financial data for Stanley-Martin Financing Corp. is inconsequential and therefore not separately presented. The Registrant has revised the disclosure on page F-14 in response to this Staff comment.
Note 12 — Related Party Transactions, page F-28
47.	We note your disclosures related to lot purchase agreements with related parties. Please revise to quantify your remaining obligation under each lot purchase agreement. Where the price of the lots may escalate over time, please provide a range for your remaining obligation. You should also add this information to the narrative below your table of contractual obligations in MD&A on page 33.
     We have revised the disclosures on pages 29, F-22 and F-23 in response to this Staff comment.
Note 13 — Commitments and Contingencies — Guarantees and Warranties, page F-29
48.	It appears that your joint and several liability under the $10 million mortgage warehouse facility may effectively be a guarantee of payment for the outstanding balance. If true, please provide the disclosures required by paragraph 13 of FIN 45, including the outstanding balance under the mortgage warehouse facility.
     We have revised the disclosures on page F-23 in response to this Staff comment.
49.	We read that as of September 30, 2005, you had guaranteed approximately $10.9 million of performance bonds on behalf of affiliated entities. Please reconcile this amount to your disclosure on page 58, which states that as of September 30, 2005, you had guaranteed approximately $13.6 million of performance bonds on behalf of affiliated entities.
     We have revised the disclosures on page F-23 in response to this Staff comment.
50.	Please provide the tabular reconciliation required by paragraph 14 of FIN 45 for your warranties. Please note that you should include customer service reserves in this disclosure, as these are effectively additional warranties provided by your company.
     The disclosure requirements are not applicable to the Company as no product warranty liabilities have been recorded in accordance with our accounting policy (please also see our response to comment number 40). Our customer service reserves, included in the balance sheet line item “ Costs to complete and customer service reserves”, represent the estimated cost to address the homebuyers “punch list” items identified during the customer “walk-through” prior to settlement on the home and are not considered to be product warranties. The customer service reserve recorded at settlement is based on our historical experience. Typical punch list items include for example, touch-up painting, repairing cracks in walls or molding, installing missing light bulbs, cleaning carpets, polishing scuffed hardwood floors and fixing leaking plumbing fixtures.
Exhibit 23
51.	Please provide updated consents from the independent public accountants in each amendment to your registration statement.
     A copy of the updated consent has been filed as Exhibit 23.1 to Amendment No. 1 to the Registration Statement.
********
     Please note that we are delivering to your attention by hand today the supplemental information referenced in this letter. We are also sending, with the supplemental information, paper copies of Amendment No. 1 to the Registration Statement marked to show all changes made since the filing of the original Registration Statement.
     To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact Jeffrey E. Jordan at 202-857-6473 or Patricio E. Garavito at 202-828-3453.

Sincerely,
/s/ Michael I. Roman

Michael I. Roman Chief Financial Officer
cc: Jeffrey E. Jordan, Esq.